SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12B-25

                        NOTIFICATION OF LATE FILING

                                            Commission File Number: 0-16096

      (Check One):

      [X] Form 10-K and Form 10-KSB  [  ] Form 11-K
      [ ] Form 20-F  [ ] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

 For fiscal year ended: December 31, 1999

 [  ] Transition Report on Form 10-K and Form 10-KSB

 [  ] Transition Report on Form 20-F

 [  ] Transition Report on Form 11-K

 [  ] Transition Report on Form 10-Q and Form 10-QSB

 [  ] Transition Report on Form N-SAR

 For the transition period ended: __________________________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________
 ____________________________________________________________________________



                                   PART I
                           REGISTRANT INFORMATION

 Full name of registrant  Inprise Corporation

 Former name if applicable
 ____________________________________________________________________________

 Address of principal executive office (Street and number) 100 Enterprise Way

 City, State and Zip Code  Scotts Valley, California 95066-3249


                                  PART II
                          RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                  PART III
                                 NARRATIVE


      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      On February 6, 2000, Inprise Corporation ("Inprise") entered into a Merger Agreement (the "Merger Agreement") with Corel Corporation ("Corel"), a corporation continued under the laws of Canada, and Carleton Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Corel
 ("Sub"). In accordance with the Merger Agreement, Sub will be merged with and into Inprise with Inprise continuing as the surviving corporation and a wholly owned subsidiary of Corel (the "Merger"). As a result of the Merger, each share of Inprise common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.747 of a share of Corel common stock, no par value ("Corel Common Stock"), and, together with each whole share of Corel Common Stock issued, one associated Corel Common Stock purchase right.

      Since mid-January of this year, Inprise's management personnel have had to devote an extraordinary amount of time and attention to (i) the negotiation of the Merger Agreement and related agreements, (ii) the preparation of related filings with the Commission, including a Registration Statement on Form S-4 which Corel will be filing shortly with the Commission to register the shares of Corel Common Stock to be issued to Inprise's stockholders in the Merger, and (iii) planning for the integration of Inprise's operations with that of Corel. The Form S-4 will include the joint proxy statement/prospectus of Inprise and Corel relating to the merger.

      Inprise has a limited finance, accounting and legal staff. As a result of the above events, it would take an unreasonable amount of effort and expense in order to file its Annual Report on Form 10-K for the year ended December 31, 1999 (the "Form 10-K") by the due date of March 30, 2000. Accordingly, Inprise needs additional time in order to complete the preparation of the Form 10-K and respectfully requests the extension of time provided for by Rule 12b-25. It is Inprise's intention to file the Form 10-K within the prescribed extension period.


                        PART IV.  OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

          Frederick A.  Ball       (831)               431-1405
 ____________________________________________________________________________
           (Name)                (Area code)         (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes  [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes  [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Inprise Corporation
 ____________________________________________________________________________
                (Name of registrant as specified in charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


 Date: March 31, 2000      By /s/ Frederick A. Ball
                             -----------------------------
                             Frederick A. Ball
                             Chief Financial Officer

      Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

      International misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

      1 This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


                                ATTACHMENT A

                         PART IV. OTHER INFORMATION


 (3) Explanation of significant changes in results of operations from the corresponding period for the last fiscal year reflected by the earnings statements to be included in the subject report or portion thereof.

      During the year ended December 31, 1999, Inprise recorded restructuring charges totaling $41.8 million which consisted of a write-off for the sale of the Scotts Valley facility of $29.7 million, $3.1 million for the discontinuation of the European information system implementation and other miscellaneous restructuring related costs of $3.2 million. In addition, Inprise recorded a charge of $5.8 million for severance costs associated with organizational changes, net of $2.3 million in restructuring charges from the prior period.

      Inprise recorded other non-recurring charges of $8.2 million which primarily related to the repurchase of all the outstanding options under the InterBase Employee Stock Option Plan.

      During the year ended December 31, 1999, Inprise and Microsoft Corporation entered into a set of technology cross-license agreements. Under the agreements, Microsoft paid Inprise $100 million for the rights to use Inprise patent technology in Microsoft products. This amount was included in non-operating income on the statement of operations for the year ended December 31, 1999.